UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

United Rentals, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

911363109

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911363109

1.	Names of Reporting Persons Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,750,611 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,750,611 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,611 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 911363109

1.	Names of Reporting Persons Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 93,889 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 93,889 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,889 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 911363109

1.	Names of Reporting Persons Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,844,500 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,844,500 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,844,500 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 911363109

1.	Names of Reporting Persons Apollo Capital Management IV, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,844,500 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,844,500 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,844,500 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 911363109

1.	Names of Reporting Persons Apollo Principal Holdings I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,844,500 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,844,500 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,844,500 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 911363109

1.	Names of Reporting Persons Apollo Principal Holdings I GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,844,500 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,844,500 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,844,500 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 911363109

1.	Names of Reporting Persons Apollo Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,844,500 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,844,500 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,844,500 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 911363109

1.	Names of Reporting Persons Apollo Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,844,500 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,844,500 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,844,500 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 911363109

1.	Names of Reporting Persons Apollo Management GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,844,500 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,844,500 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,844,500 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 5 supplements and amends the Statement on Schedule 13D jointly filed on January 8, 1999, as amended and supplemented by Amendment No. 1 thereto filed on October 30, 2001, as amended and supplemented by Amendment No. 2 thereto filed on March 4, 2003, as amended and supplemented by Amendment No. 3 thereto filed on July 25, 2007, as amended and supplemented by Amendment No. 4 thereto filed on January 4, 2008, by (i) Apollo Investment Fund IV, L.P., a Delaware limited partnership, (ii) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands, (iii) Apollo Advisors IV, L.P., a Delaware limited partnership, (iv) Apollo Management IV, L.P., a Delaware limited partnership, (v) with respect to Amendment No. 3, Apollo Management, L.P., a Delaware limited partnership, and (vi) with respect to Amendment No. 4, Apollo Capital Management IV, Inc., a Delaware corporation, Apollo Principal Holdings I, L.P., a Delaware limited partnership, Apollo Principal Holdings I GP, LLC, a Delaware limited liability company and Apollo Management GP, LLC, a Delaware limited liability company, relating to the shares of common stock, par value $0.01 (the “Common Stock”), of United Rentals, Inc. (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on January 8, 1999, Amendment No. 1 thereto filed on October 30, 2001, Amendment No. 2 thereto filed on March 4, 2003, Amendment No. 3 thereto filed on July 25, 2007, or Amendment No. 4 thereto filed on January 4, 2008, as applicable.

Responses to each item of this Amendment No. 5 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.    Security and Issuer

Item 2.    Identity and Background

Item 3.    Source and Amount of Funds or Other Consideration

Item 4.    Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On June 10, 2008, the Apollo Funds entered into a Purchase Agreement (the “Agreement”) with J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (“Chase”) and the Issuer, pursuant to which, among other things, the Apollo Funds and Chase agreed to sell to the Issuer all of the shares of Perpetual Convertible Preferred Stock, Series C (“Series C Preferred”), Perpetual Convertible Preferred Stock, Series D-1 (“Series D-1 Preferred”) and Perpetual Convertible Preferred Stock, Series D-2 (together with the Series C Preferred and the Series D-1 Preferred, the “Preferred Stock”) of the Issuer held, respectively, by the Apollo Funds and Chase (the “Sale”).  Under the terms of the Agreement, the Issuer purchased the shares of Preferred Stock held by the Apollo Funds for an aggregate purchase price of $612,164,938 of which $383,334,000 was paid in the Issuer’s 14% Senior Notes due 2014.  Pursuant to the Agreement, the Apollo Funds agreed, among other things, that until the earlier of two years from the closing of the Sale or the date a person other than the Apollo Funds publicly proposes to acquire all or substantially all of the voting equity or assets of the Issuer, the Apollo Funds would not: (i) acquire or propose to acquire control of the Issuer, (ii) call any meeting of the stockholders of the Issuer or execute any written consent, (iii) seek to place a director or seek to remove a director from the Board of Directors of the Issuer, (iv) propose any stockholder proposal with respect to the Issuer as described in Rule 14a-8 under the Securities Exchange of 1934, or (v) make or solicit any proxy with respect to the Issuer.  The foregoing summary of the Agreement is qualified in its entirety by reference to such Agreement, which is attached hereto as Exhibit 1, and is incorporated by reference herein.

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

On June 10, 2008, the Apollo Funds sold and transferred to the Issuer an aggregate of 300,000 shares of Series C Preferred and 100,000 shares of Series D-1 Preferred, pursuant to the Agreement.

Following the Sale, the Apollo Funds own of record an aggregate of 1,844,500 shares of Common Stock of the Company, which constitute approximately 2.1% of the outstanding shares of Common Stock of the Issuer.

The shares of Common Stock shown as beneficially owned by Management IV include the shares of Common Stock shown as owned of record by each of AIF IV and Overseas IV.  The shares of Common Stock shown as owned of record by Advisors IV include the shares of Common Stock shown as beneficially owned by AIF IV and Overseas IV.  Apollo Management and Management GP may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by each of the Apollo Funds and Management IV.  Capital Management IV, Apollo Principal and Apollo Principal GP may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by AIF IV, Overseas IV and Advisors IV.  The Apollo Funds, Management IV, Advisors IV, Management, Management GP, Capital Management IV, Apollo Principal and Apollo Principal GP each disclaim beneficial ownership of the shares of the Issuer’s Common Stock reported as beneficially owned by any of the other Reporting Persons, in excess of their pecuniary interests in such securities, if any, and the filing of this Amendment No. 5 to Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)   See the information contained on the cover pages to this Amendment No. 5 to Schedule 13D which is incorporated herein by reference.  The percentage of Common Stock beneficially owned by the Reporting Persons is based on 86,406,167 outstanding shares of Common Stock of the Issuer, as reported in its Report on Form 10-Q filed with the SEC on April 30, 2008.

(b)   See the information contained on the cover pages to this Amendment No. 5 to Schedule 13D which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 5 to Schedule 13D.

(d)   Not applicable.

(e)   June 10, 2008.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the response to Item 4 of this Amendment No. 5 to Schedule 13D, which is hereby incorporated into this Item 6 by reference.

Item 7.    Material to Be Filed as Exhibits

Exhibit 1:                Purchase Agreement dated as of June 10, 2008, by and among the Apollo Funds, Chase and the Issuer (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K (file number 001 - 13663) of the Issuer filed with the Securities and Exchange Commission on June 12, 2008).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	June 12, 2008	APOLLO INVESTMENT FUND IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 12, 2008	APOLLO OVERSEAS PARTNERS IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its Managing General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 12, 2008	APOLLO ADVISORS IV, L.P.

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 12, 2008	APOLLO CAPITAL MANAGEMENT IV, INC.

		By:			/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 12, 2008	APOLLO PRINCIPAL HOLDINGS, I, L.P.

By:	APOLLO PRINCIPAL HOLDINGS I GP, LLC
Its General Partner

By:	/s/ John J. Suydam
John J. Suydam
Vice President

Date:	June 12, 2008	APOLLO PRINCIPAL HOLDINGS I GP, LLC

By:	/s/ John J. Suydam
John J. Suydam
Vice President

Date:	June 12, 2008	APOLLO MANAGEMENT IV, L.P.

By:	APOLLO MANAGEMENT, L.P.
Its General Partner

By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 12, 2008	APOLLO MANAGEMENT, L.P.

By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	June 12, 2008	APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President